January 3, 2013

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:  Northern Lights Fund Trust III, File No. 811-22655

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust III (the "Registrant"), a Delaware statutory trust, we hereby file a registration statement under the Securities Act of 1933 on Form N-14.

Subject to shareholder approval and pursuant to an Agreement and Plan of Reorganization, it is anticipated that the Marathon Value Portfolio, a series of Unified Series Trust (“Existing Fund”), will transfer all of its assets and liabilities to the Marathon Value Portfolio, a series of the Registrant (“New Fund”), in exchange for shares of the New Fund (the "Reorganization").  Immediately after the transfer of the Existing Fund's assets and liabilities, the Existing Fund will make a liquidating distribution to its shareholders of the New Fund's shares so received, so that a holder of shares in the Existing Fund at the time of the Reorganization will receive a number of shares of the New Fund with the same aggregate value as the shareholder had in the Existing Fund immediately before the Reorganization.

Please direct comments to my attention at 614-469-3347 or to JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Mark D. Maxwell

725294.1